UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: August 18, 2020

Commission File No. 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐              No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐              No  ☒

Navios South American Logistics, Inc. (the “Company”) announced today that it has filed a registration request with the Brazilian Securities Commission (Comissão de Valores Mobiliários (the “CVM”)) in connection with a potential public offering of Brazilian Depositary Receipts backed by its common shares (“BDRs”) that will be listed on B3 S.A.—Brasil, Bolsa, Balcão (the “B3”). Upon the successful completion of such an offering, the Company expects that Efstratios Desypris and Horacio Enrique Lopez will resign from the Company’s board of directors, and that two independent directors will be appointed to the Company’s board of directors. The structure and timing of any offering is subject to market conditions and other factors, including the approval of the CVM and the B3, and there can be no assurance as to when any such offering will occur, if at all.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities. The common shares and the BDRs have not been, nor will they be, registered under the Securities Act of 1933, as amended (the “Securities Act”), and such securities may not be offered or sold within the United States absent registration under the Securities Act or an applicable exemption from the registration requirements thereunder. The common shares and the BDRs have not been registered with the CVM, and such securities may not be offered or sold within Brazil absent such registration or an applicable exemption from the registration requirements thereunder and the registration of the Company as a foreign issuer in Brazil.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position, and future dividends or distributions, should be considered forward-looking. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Logistics at the time this filing was made. Although Navios Logistics believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Logistics. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements in this announcement include, but are not limited to, the structure, completion or timing of any registration of the Company or offering of BDRs. Navios Logistics expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Logistics’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2020	NAVIOS SOUTH AMERICAN LOGISTICS INC.

	By:	/s/ Ioannis Karyotis
		Name:	Ioannis Karyotis
		Title:	Chief Financial Officer